FP: **truCrowd**

genbio
EXPANDING POSSIBILITIES

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

THE COMPANY

1.   Name of issuer: GenBio Inc

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Giles Tilley
Dates of Board Service:	28-12-2018 - Present
Principal Occupation:	Director
Employer:	GenBio Inc
Dates of Service:	28-12-2018 - Present
Employer's principal business:	Biotech
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	No prior positions held with issuer

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

genbio
EXPANDING POSSIBILITIES

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Medifruit
Employer's principal business:	Biotech
Title:	Director
Dates of Service:	2012- current
Responsibilities:	Consultant

Name:	Todd Sonoga
Dates of Board Service:	28-12-2018 - Present
Principal Occupation:	Director
Employer:	GenBio Inc
Dates of Service:	28-12-2018 - Present
Employer's principal business:	Biotech

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	No prior positions held with issuer

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Self
Employer's principal business:	Consulting
Title:	CMO
Dates of Service:	June 1st, 2008
Responsibilities:	Consulting public companies

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Professor Lindsay Brown

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

Title:	Chief Scientific Officer
Dates of Service:	01/06/2019
Responsibilities:	Research
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	University of Southern Queensland (USQ)
Employer's principal business:	Education and Research
Title:	Professor
Dates of Service:	2009-January 2021
Responsibilities:	Biomedical Science Research

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

No individual or entity has 20% or more voting power.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.



genbio
EXPANDING POSSIBILITIES

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

Business Plan

Mission Statement:

GenBio, Inc. is a US Biotechnology Company researching a very rare extract with significant phyto-activity profiles.

Further to a groundbreaking discovery by US scientists, GenBio Inc aims to rapidly develop an entirely new class of molecules to provide more potent anti-inflammatory activity without the gastrointestinal side effects of NSAIDs or the cardiovascular side effects of other inhibitors. The Company seeks to address these serious issues and limitations and be a world leader for a new class of inhibitor-based drugs.

The Company has research expertise in developing platforms of novel molecules from extracts, mainly based on confidential USA based research, all of which is currently unknown to the wider world.

Vision Statement:

genbio™
EXPANDING POSSIBILITIES

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

To be one of the world's leading companies developing a completely new generation of more efficacious, less toxic, novel drugs for the treatment of inflammatory conditions.

Visit www.genbioinc.com

1.0 Executive Summary

GenBio, Inc. is an early-stage biotechnology company that is advancing its current research program into next phase preclinical trials involving a novel therapeutic from a largely unknown extract. It is positioned to be the first company in the world to undertake such a novel research program with significant potential ramifications for humanity in the health field.

GenBio has, based on the latest unique and radical USA medical orientated research, designed a bespoke Investigational New Drug (IND) research program that is highly effective as an anti-inflammatory agent.

In 2007, a remarkable new natural extract, displaying unprecedented phytochemistry and potential for human health, was discovered in a remote tropical location and which, unknown in large measure to the wider world, and has been subject to research ever since due to its unique, "never seen before" activity.

GenBio has secured the services of a highly specialised consultant to overlord the IND program and who has already directed international research into this undisclosed extract since 2010. He was the first individual to bring the rare natural extract to the USA for further scientific phytochemical research. The subsequent completely unexpected new scientific findings, which have global implications for medicine through a potential new generation of more effective drugs, means that funding is now sought to urgently take the molecule and platform through further scientific investigation and then an Investigational New Drug program (IND), then divest (sell) at or before IND Phase 1 inflexion point.

GenBio, backed by its comprehensive research is uniquely placed to be the worlds' leading company to identify the core molecule(s) responsible for the more effective alleviation of numerous medical conditions, including a potential anti-viral drug for Covid-19. This is based on research demonstrating its blocking cell entry potential, thereby denying Covid-19 the ability to complete specific reverse transcriptase enzymatic reactions.

GenBio is led by a very highly experienced executive team in this rare category, that includes, Giles Tilley, who has over 35 years of senior-level international business development and

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

management experience within the natural healthcare industries, and with over ten years alone focused on research into this specific extract.

Professor Lindsay Brown, Chief Scientific Officer, has wide expertise in Australian natural extracts, and led the worlds' first human trials into a natural extract and reduction in blood pressure and has appeared several times on Australian National TV.

Todd Sonoga, a USA based investor relations expert and entrepreneur who owns and operates one of North America's largest investor networks with a total reach of over 10 million investors positions GenBio Inc. for fast growth in value, with a focused exit strategy targeted within 36 months.

GenBio is currently seeking seed round capital of US $1,000,000 to fund further proprietary drug discovery research; the 'Series A' finance round will follow within 6/12 months for up to $20 million to complete IND studies.

1.1 Objectives

- ❖ Progress USA research to next research phase fractionate/isolation and identify the molecule(s) at a CRO facility on standby in California
- ❖ Ring fence and protect the Intellectual Property - patent all the findings
- ❖ Complete 'Series A' funding Round and complete the IND program to inflexion point 1 (2-3 years)
- ❖ Effect a pre-IND phase trade sale within 12/36 months with a suitable (Pharmaceutical) Company seeking a new generation of arthritic drugs and / or a Covid-19 anti-viral drug program

1.2 Keys to Success

- ❖ GenBio aims – and is now well positioned - to be the first company in the world to identify the specific molecule(s) through isolation and fractionation, building on its unique remarkable breakthrough scientific findings from the USA
- ❖ GenBio will address a vast market gap with an entirely new generation of anti-inflammatory products and molecules with lower toxicity and increased efficacy due in part to multiple pathways targeting
- ❖ GenBio has experienced specialized scientific research teams, critical for success, and who are ready to begin the research program once funds are secured

FP: truCrowd

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

genbio
EXPANDING POSSIBILITIES

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

❖ GenBio has significant unknown confidential research and expertise in this category, unrivaled by any competitor

❖ Professor Lindsay Brown, as CSO, has the necessary expertise in natural extracts and both animal and human trials

❖ Focused exit strategy within 12/36 months at IND inflexion point (phase 1)

❖ Significant potential ROI, based on conservative financial modelling

2.0 Company Summary

GenBio Inc. is a Delaware S-Corp. incorporated December 28, 2018, with U.S. headquarters in Aliso Viejo, CA.

3.0 Market Needs and Value Proposition

Current drug treatments often have toxicity issues, along with fast-losing patent protections, whilst also failing to treat the root cause of the disease, instead only concentrating on the symptoms.

GenBio is utilizing its potential proprietary extract platforms to generate novel therapeutic agents for use in multiple and distinct indications. The initial focus is arthritis, but the anti-viral drug program for Covid-19 is also receiving significant attention.

3.1 Research

The lead platforms being developed by GenBio have been demonstrated to inhibit several complementary neural pathways, enabling more potent and yet less toxic therapeutic intervention. Successful ring-fencing and protection of the ensuing Intellectual Property (IP) should help create an exclusive monopoly for the Company on an entire new class of highly valuable natural health, nutraceutical products and pharmaceutical drugs and address an unmet need in the global marketplace.

Working in close co-operation with GenBio's CRO partners, the rational approach to molecular modelling to optimize candidates based on the Company's core scaffolds, will lead to an improved next generation treatment modality for medicine, based on cost-effective strategies. There is a large market gap, as noted, for new novel ingredients, backed by rigorous scientific testing, either as a stand-alone pharmacy product or "infused" into existing nutraceutical, pharmaceutical and food brands to increase profit margins and promote human health.

FP: truCrowd

genbio
EXPANDING POSSIBILITIES

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

Timeline



Stage 1 Fractionation. identification of lead molecule[s] time: 6/9 months

Stage 1 Preparation of the crude extract, determining the best approach for initial fractionation of the extract, and obtaining bioactivity data that correlates to the various fractions.
Stage 1[b] Identify the fractions that have biological activity, involving further fractionation/chromatographic separation of the crude extract utilizing the biological data
Stage 1[c] Separate out individual compound/s from the biologically active fraction/s obtained from stage 1 [b] and identify the active ingredient/s (i.e. compound/s with antimicrobial activity). Research will establish the chemical structure and nature of the active ingredient/s. The chemical entity is referred to as the 'lead molecule'.

Stage 2 CMC time: 9 months

The lead molecule/s will be chemically synthesized in the laboratory, and activity tested in vitro and in vivo using various strains of bacteria and fungi to understand the nature and limitations of the lead compound in respect of :

- Potency
- Efficacy
- Biodistribution
- Metabolism
- Toxicity

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

Medicinal chemistry and structure-activity relationship (SAR) approaches will be used to modify the initial lead molecule/s to improve its various biological properties to make it more 'druggable'. At the end of this stage, we would have a 'lead optimized molecule' with ideal biological properties, including :

- Antimicrobial potency/efficacy
- Acceptable ADME (Absorption, Distribution, Metabolism and Excretion),
- PK (PharmacoKinetic),
- Exploratory toxicity profiles

This lead optimized molecule would be the novel chemical entity (NCE).
Stage 2 [b] would involve elucidating the mechanism of action (how the drug candidate works and the target of the drug.)
Stage 2[c] The development of methods to make the NCE (Process development). The end-point of this stage is to 'lock' the process for producing the NCE. Scalability of the process will be rigorously tested along with the stability of the NCE under various conditions (temperature, humidity, forced degradation, etc.).
Engineering batches in the large reactors under GMP-like conditions will be made and analyzed for multiple parameters including:

- Purity profile
- Impurity profile
- Stability of the molecule

This material could be used for preclinical work (IND enabling toxicology including determining dosing concentrations), and any remaining studies that need to be conducted, such as :

- Efficacy
- PK/PD (pharmacokinetic/pharmacodynamic)
- Correlation

The final drug substance (manufactured under GMP condition)/API (Active Pharmaceutical Ingredient) will be formulated in an appropriate excipient to make the drug product. This will be selected based on prior knowledge as well as PK and other relevant biological studies.

Stage 3 IND-enabling Murine and dosage toxicology. Time: 9-12 months

The Preclinical / IND package will examine the toxicity potential of the test drug with respect to the following:

- Repeat dosing [murine]
- Effect on major systems (safety pharmacology)

FP: truCrowd

genbio
EXPANDING POSSIBILITIES

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

- Genotoxicity

The route of administration of the test drug to animals will be the same as proposed for humans. These studies will be carried out in at least two species.

Stage 4 Filing for an IND with the US FDA. Time: 6 months

Presentation and preparation of the essential studies indicating:

- Drug candidates' potency
- Efficacy
- ADME
- Biodistribution
- PK/PD
- Possible MOA (Mechanism of Action)
- Toxicity/Safety
- CMC data

With the assistance of regulatory consultants, the data and program will be discussed with the FDA in a pre-IND meeting. After all the questions and concerns have been addressed, the program can commence . An IND package will be submitted to the FDA for approval for first in human clinical trials at the appropriate time.

4.0 Competitive Landscape

Pharmaceutical companies making inhibitor drugs approved for pain and various inflammatory diseases, including Rheumatoid Arthritis, Osteoarthritis and Ankylosing Spondylitis, have been limited to one brand still on the U.S. market – *Celebrex®* (celecoxib, Pfizer). This is a very valuable drug and is the primary reason Pfizer bought Pharmacia in 2002 for $60 billion. There is no question that there is significant market demand for a low-side-effect, novel-class of inhibitor natural extracts, and that the development of such is likely to trigger competing large bids from the numerous international pharmaceutical companies eager to own a patented compound in this currently unoccupied multi-billion-dollar market segment. For comparison purposes, some recent acquisitions of inflammatory / anti-arthritis drugs are:

- ❖ Rottapharm was acquired for its arthritis drug (Dona®) and anti-inflammatory drug (Reparil®) for $3B USD
- ❖ US rights to Treximet® for migraines bought for $220M USD
- ❖ US rights to Pennsaid for osteoarthritis bought for $45M USD

OFFERING STATEMENT
5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,200**
Maximum Amount	**535,000**	**$1,070,000**	**$984,400**

4.1 Recent inflammatory biotechnology IP license /Trade sale at discovery Phase (top 15)

1	Principal Company	Deal Asset Type	Total Milestone At-signing(USD M)	Indications	Deal Start Date
2	Second Genome Inc	Drug; Drug Discovery Technology	1500.00	Inflammatory bowel disease (Primary); Fibrosis; Inflammatory disease	06-Apr-2020
3	Translate Bio MA Inc	Product(s) only; Drug	750.00	Infectious disease (Primary); Coronavirus disease 19 infection	08-Jun-2018
4	Agios Pharmaceuticals Inc	Drug Discovery Technology; Drug	763.90	Autoimmune disease; Cancer; Inflammatory disease	17-May-2016
5	Kyverna Therapeutics	Drug; Product(s) only	570.00	Autoimmune disease (Primary); Inflammatory disease	13-Jan-2020
6	HOOKIPA Pharma Inc	Drug; Drug Discovery Technology	400.00	Infectious disease (Primary); HIV infection; Hepatitis B virus infection	05-Jun-2018
7	Rheos Medicines Inc	Drug Discovery Technology; Drug	660.00	Autoimmune disease (Primary); Inflammatory disease	19-Dec-2019
8	Exscientia Ltd	Drug Discovery Technology	273.92	Metabolic disorder (Primary); Diabetes mellitus; Fibrosis; Inflammatory disease	09-May-2017
9	Zymeworks Inc	Drug Discovery Technology	902.00	Unidentified indication (Primary); Infectious disease	21-Apr-2016
10	Forge Therapeutics Inc	Drug; Drug Discovery Technology	334.00	Infectious disease (Primary)	24-Apr-2019
11	Adaptive Biotechnologies Corp	Drug; Drug Discovery Technology	1800.00	Cancer (Primary); Autoimmune disease; Infectious disease	19-Dec-2018
12	Aduro BioTech Inc	Drug Discovery Technology; Drug	620.00	Autoimmune disease; Inflammatory disease	18-Dec-2018
13	Zymeworks Inc	Drug Discovery Technology; Drug	474.50	Dermatological disease (Primary); Autoimmune disease; Inflammatory disease	23-Oct-2018
14	Ablynx NV	Drug; Drug Discovery Technology	2766.68	Inflammatory disease (Primary); Immune disorder	19-Jul-2017
15	IFM Therapeutics Inc	Company	2020.00	Cancer (Primary); Gout; Inflammatory bowel disease; Inflammatory disease; Non-alcoholic steatohepatitis	03-Aug-2017
16	MannKind Corp	Drug Discovery Technology	102.25	Inflammatory disease; Neurological disease; Pain	21-Jan-2016

The Directors of GenBio Inc. have already discussed the future sale of the company and/or core assets at either Discovery phase or phase 1 IND inflexion point, with investment bankers and pharmaceutical companies. Pharmaventures LTD, Oxford UK, a world leader in deals and alliances in the biotechnology sector, has monitored progress on the extract and any underlying research since May 2012. Since their first meeting, they have interviewed a highly qualified scientific team and will continue to monitor and attend monthly board meetings in order to ensure the Company is positioning itself correctly for a commercial trade sale.

4.2 Industry Summary

The Company will operate in this distinct industry: Research and Development in the Physical, Engineering, and Life Sciences NAICS 541712.[1]

[1] U.S. Census Bureau. “2017 NAICS.” https://www.census.gov/cgi-bin/sssd/naics/naicsrch?chart=2017

FP: truCrowd

genbio
EXPANDING POSSIBILITIES

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

5.0 SWOT Analysis

The following is a summary of the Company's strengths, weaknesses, opportunities, and threats.


Strengths
Unique expertise in new novel extracts
Limited to no competition
Advantages of proposition: First in Class
Several unique selling points
Experience, knowledge and data
Most experienced team in category globally
Management cover – full succession plan in place
Weaknesses
Management team needs strengthening, especially a CSO
Lack of capital
Limited patent protection due to need to retain secrecy at all times
Supply issues on some products
Legal challenges to existing and new license agreements - expensive litigation to resolve
Internal Factors
Opportunities
Several multibillion-dollar markets with limited competition
Competitors vulnerabilities can be exploited
Niche target markets in need of GenBio's new USPs
Huge business and product development upside
Threats
Regulatory complications always exist
Various competitors, though none meeting market demand
Limited knowledge of U.S. market channel
Potential U.S. recession in 2020
External Factors
Positive
Negative

6.0 Milestones

- Year 1: Identification of the molecule, Platform NCE, NME
- Year 1: Ring fence findings with a suite of provisional patents
- Year 1: Commence Dosage/Toxicology studies
- Year 1: Complete 'Series A' finance round
- Year 1: Instruct US Regulatory specialists to commence FDA pre-IND regulatory program
- Year 1-3 R&D IND Program
- Year 1-3: Divest Company of the IND molecule / compound or a trade sale

7.0 Management Summary

Giles Tilley, Managing Director

Giles Tilley has over 35 years of Senior International Business Development & Management experience within the Natural Healthcare industries. Giles has worked closely with the Australian

FP: truCrowd

genbio™
EXPANDING POSSIBILITIES

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

government for more than 15 years identifying innovative natural Australian healthcare products and technologies and guiding them from initial market entry strategy to international success, including working on Australian Manuka Honey in international markets, especially in Germany and Japan.

He has gained widespread success as an innovative entrepreneur, having stunned Australia by becoming only the second person ever in its history to sell non-alcohol specialized dermaceuticals to NASA shuttle operations in the U.S., a feat which gained him both media attention and a political citation form the Queensland State Premier. He has consulted to Medifruit Pty Ltd since 2010 and driven the Company's international R&D program, culminating recently in a platform of patents in the pain and inflammatory category.

Since 2010 he has branched out as a specialist consultant and is retained by GenBio to advise on rare novel extracts for the U.S. market. His expertise is in start-ups and he has guided several to success in his 35-year career in this challenging area. Giles holds both a BA and MA from Oxford University.

Todd D. Sonoga, Director, Chief Marketing Officer

Todd has successfully represented public and private companies for over 20 years, consulting them on market awareness, support, raising capital, identifying merger and acquisition targets, advertising, marketing & branding. In 1992, Todd was recruited by Wall Street Publishing for their 'The Small Cap Report,' out of Newport Beach California where he oversaw research, training, subscriber management and served as Editor of the newsletter.

Todd in 1998, founded Trilogy Marketing Strategies, Wall Street Microcap in 2013 and Crowdfunding Power in 2014. In early 2017, Todd co-founded and assumed the role of Chief Marketing Officer for WFN1 News Corp. (WFN1) and the show 'CEO Money' on Dallas Talk Radio Show on IHeart's 1190 AM. Currently, Todd also owns and operates one of North America's largest investor networks, with a total reach of over 10 million investors and is a member or administrator to over 850 investment rooms, groups, boards and affiliate investment websites.

Professor Lindsay Brown, Chief Scientific Officer, Consultant to Board

Professor Lindsay Brown was Professor of Biomedical Sciences, University of Southern Queensland, Australia and since 2015 a Fellow of the International Academy of Cardiovascular Science. His 35 years of scientific research encompasses an emphasis on drugs acting on the heart and associated blood vessels, endocrine organs and brain. His research team is internationally recognized for using rat models to determine whether interventions, including many natural products, can reverse or prevent disease-induced changes of the heart, liver, kidney and adipose tissue, and to indicate whether these interventions should be further tested in humans with these

FP: truCrowd

genbio
EXPANDING POSSIBILITIES

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

diseases. His recent studies have characterized the prevention of obesity-induced osteoarthritis in rats. Further, he has reported, including National TV, the decrease in blood pressure in mildly hypertensive patients using Australian Queen Garnet plum juice. He is an editor of Nutrients and Journal of Clinical Medicine. He also holds a USQ Excellence in Research award 2015.

Project Management (Consultant to board)
Davos Pharma
231 Market Place, Suite 383,
San Ramon, CA 94583

Trade Sale Consultant -Board Advisor (Consultant to board)
Pharmaventures
Triumph House 1300 Parkway Court
John Smith Drive
Oxford Business Park South |Oxford OX4 2JY
UK

Accountants
H&R Accountants
273 W 500 S, Ste 15, Bountiful,
UT 84010

Australian Lead Researcher [Chief Scientific officer and consultant to board**)**
Professor Lindsay Brown
University Southern Queensland
Biomedical Science
Ipswich, 4305
Qld
Australia

IP Attorneys
DLA Piper
4365 Executive Drive, Suite 1100
San Diego, California 92121-2133

Regulatory Consultants
Camargo Pharma
9825 Kenwood Road
Suite 203
Cincinnati, OHIO 45242

FP: truCrowd

genbio
EXPANDING POSSIBILITIES

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

Non-Dilutive Source Funding
Free Mind group
423 Brookline Avenue #124
Boston, MA
02215

7.0 Statement of Operational Expenditure

This table breaks down operating expenses for the first two years per quarter.

Quarterly Statement of Operational Expenditure									
Operational Expenditure	Quarter 1 $'000	Quarter 2 $'000	Quarter 3 $'000	Quarter 4 $'000	Quarter 5 $'000	Quarter 6 $'000	Quarter 7 $'000	Quarter 8 $'000	Total
Research	100	100	100	100	500	500	500	500	2,400
Operational Salaries	50	50	50	50	100	100	100	100	600
IP Attorneys		20	30	30	30	30	30	30	200
Corporate Lawyers		10	15	15					40
Marketing Series A , conferences, trade shows and travel	10	10	10	10					40
Accountancy	10	10	10						30
Contingency	210				2,480				2,690
Total	380	200	215	205	3,110	630	630	630	6,000

7.2 Return on Investment

This table calculates the return on investment over a three-year period based upon a valuation from the successful Phase 1 IND sale.

Return on Investment	
	$,000
Cost of Investment (as at year 1)	6,000
Return on Investment (as at year 3)	120,000
Annualised ROI	**171%**

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:
The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investors regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C.

Our business projections are only projections
There can be no assurance that the Company will meet its anticipated projections. There can be some assurance that the Company will be able to find sufficient demand for our research product as it has a unique business model and the demand for our product concept should be large. We do feel that we will be able to provide the service at a level that allows the Company to make a significant profit.

Any valuation at this stage is difficult to assess

genbio
EXPANDING POSSIBILITIES

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding GenBio's anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by any accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The transferability of the Securities you are buying is limited

Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. The Company may be acquired by a business or any entity wanting to invest in our Company. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Our new products could fail to achieve the sales projections we expected

All our future projections are based on an assumption that our biotech research / product will be successfully divested and /or licensed. It is possible that our new services will fail to gain market acceptance for any number of reasons. If we fail to achieve a trade sale(s), this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, more established companies that currently have products on the market and/or in development. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent services earlier than us, or superior service than those developed by us. There can be no assurance that competitors will render our technology or services obsolete or that the services offered by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our patents may not be granted or our patents, trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or if granted, render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses and/or a trade sale. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

FP: ⬣ truCrowd

genbio™
EXPANDING POSSIBILITIES

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks, patents or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) patent(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s), patent(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm your business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time; this would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell/license our IP is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of our research, and our current business model may be subject to change and if they do then the selling of our services may no longer be in the best interest of the Company. At such point, the Company may no longer want to offer this service and therefore your investment in the Company may be affected.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering common stock in the amount of up to $1,000,000 USD in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may fail if our Crowdfunding for early stage companies is relatively new.
Crowdfunding (defined as online offerings of the securities of early stage companies to retail investors) is a relatively new industry that has only started to develop with the SEC's adoption of Regulation A+ in June 2015 and Regulation Crowdfunding on May 16, 2016. Early stage companies may be slow to adopt crowdfunding as a method of capital formation, which would mean fewer deals for investors to choose from and less research for us to prepare. Alternatively, investors may be slow to adopt crowdfunding as a viable investment substitute, which would mean fewer early stage companies raising money and a smaller potential customer base. As a result, a risk exists that we acquire fewer customers or acquire customers at a slower pace than we anticipate.

It is difficult for us to accurately predict our earnings potential.
Because of our short operating history, it is more difficult to accurately assess growth rate and earnings potential. It is possible that our company will face many difficulties typical for early stage companies.

FP: truCrowd

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

genbio
EXPANDING POSSIBILITIES

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

We expect our expenses to grow as the Company grows.
Our expenses will increase as we build on the defined IND research program to execute the business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. This poses a risk to the financial forecasts and current financial model of the Company.

The Company may not reach a trade sale.
The Company has forecasted its capitalization requirements based on the development and associated costs of our research programs; any reduction to these forecasts could make it difficult for the company to achieve its projected milestones, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financing in the future, primarily through an anticipated Series 'A' finance round, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Minority Holder; Securities with No Voting Rights
The Equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company, you are trusting in managements discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and your investment could be adversely affected. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

We are an early stage company and have not yet generated any profits
GenBio, Inc. was formed on December 28th, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of any scientific competitors into

FP: truCrowd

genbio
EXPANDING POSSIBILITIES

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so.

GenBio, Inc. has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history and no revenue. If you are investing in this company, it's because you think that GenBio, Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have turned only a small profit and there is no assurance that we will ever be more profitable.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that TruCrowd instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Public health epidemics or outbreaks could adversely impact our business.
In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the Coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations and could have an adverse impact on our business and our financial results.

If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,200**
Maximum Amount	**535,000**	**$1,070,000**	**$984,400**

THE OFFERING

9. What is the purpose of this offering?

Complete USA based anti-inflammatory research program and develop new generation of latest generation pharmaceutical drugs for multiple medical conditions

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	**$10,000.00**	**$1,070,000.00**
Less: Offering Expenses	$800.00	$85,600.00
Net Proceeds	**$9,200.00**	**$984,400.00**
Use of Net Proceeds		
Research and Development	$0.00	$400,000.00
Sales and Marketing	$8,000.00	$40,000.00
Contingency	$0.00	$190,000.00
Legal	$0.00	$120,000.00
Accountancy	$0.00	$30,000.00
General Operating Capital	$1,200.00	$204,400.00
Total Use of Net Proceeds	**$9,200.00**	**$984,400.00**

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

FP: truCrowd

genbio
EXPANDING POSSIBILITIES

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

         Common Stock

14.   Do the securities offered have voting rights? ☑ Yes   ☐ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

   (1)   to the issuer;
   (2)   to an accredited investor;
   (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
   (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

FP: truCrowd

genbio
EXPANDING POSSIBILITIES

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:				
	90,000,000	10,000,000	Yes ☐ No ☐	Yes ☐ No ☐
				Specify:

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

    None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

    None

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

    The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

    This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

    These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

FP: truCrowd

genbio
EXPANDING POSSIBILITIES

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400



The weights for the above mentioned valuation methods are: Scorecard (32%), Check-list (32%), Venture Capital (14%), DCF- Long Term Growth (11%), and DCF with Multiples (11%).

The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$23,805,490.**

The company has elected to go with a slightly more conservative valuation of $20,000,000.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

FP: truCrowd

genbio
EXPANDING POSSIBILITIES

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

25. What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

FP: truCrowd

genbio
EXPANDING POSSIBILITIES

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

No to all

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Company is liquid. It has not traded for 12 months and is now entirely research focused with a view to divest assets with significant valuations based on IP patent protections within a 12-18 month time frame. It retains a current small investor database

FP: truCrowd

genbio
EXPANDING POSSIBILITIES

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

REVIEWED FINANCIAL STATEMENTS

GenBio, Inc.
For the Years Ended December 31, 2019 and 2018
With Independent Accountant's Review Report

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,200**
Maximum Amount	**535,000**	**$1,070,000**	**$984,400**

GENBIO, INC.

Financial Statements

For the Years Ended December 31, 2019 and 2018

Contents

FP: truCrowd

genbio EXPANDING POSSIBILITIES

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
GenBio, Inc.
Aliso Viejo, California

I have reviewed the accompanying financial statements of GenBio, Inc., which comprises the balance sheets as of December 31, 2019 and 2018, and the related statements of income, changes in stockholders' equity, and cash flow for the periods then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Plano, Texas
December 10, 2020

2

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,200**
Maximum Amount	**535,000**	**$1,070,000**	**$984,400**

(This page intentionally left blank.)

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

GenBio, Inc.

Balance Sheets

	December 31, 2019	December 31, 2018
Assets		
Current assets:		
Cash and cash equivalents *(note 2)*	$ -	$ -
Total current assets	-	-
Fixed Assets *(note 2)*		
Furniture and Equipment	-	-
Accumulated Depreciation	-	-
Net fixed assets	-	-
Deferred tax asset *(note 2)*	-	-
Total assets	$ -	$ -
Liabilities and Stockholders' Equity		
Current liabilities:		
Trade payables	-	-
Total current liabilities	-	-
Long term liabilities	-	-
Total liabilities	-	-
Stockholders' equity		
Common stock, $.0001 par value, 1,000,000 shares authorized and 0 shares issued and outstanding (note 3)	-	-
Paid-in Capital	69,716	17,050
Retained deficit	(69,716)	(17,050)
Total Stockholders' equity	-	-
Total liabilities and stockholders' equity	$ -	$ -

See Independent Accountant's Review Report.

4

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,200**
Maximum Amount	**535,000**	**$1,070,000**	**$984,400**

GenBio, Inc.

Statements of Operations

	Year Ended, December 31, 2019	2018
Sales revenue	**$ -**	$ -
Expenses:		
Advertising and marketing	**-**	8,000
Bank charges	**601**	-
Consulting fees	**11,040**	-
Legal and professional	**17,969**	-
Office expenses	**266**	-
Research and development	**1,380**	-
Start-up costs	**300**	-
Travel and meals	**18,845**	6,499
Website development and hosting	**2,265**	2,551
Total operating expenses	**52,666**	17,050
Operating Loss	**(52,666)**	(17,050)
Other income / (expense)	**-**	-
Net loss	**$ (52,666)**	$ (17,050)

See Independent Accountant's Review Report.

5

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,200**
Maximum Amount	**535,000**	**$1,070,000**	**$984,400**

GenBio, Inc.

Statements of Changes in Stockholders' Equity

	Common Stock par value $.0001	Paid-in Capital	Retained Deficit	Total
Balance at December 31, 2017	-	$ -	$ -	$ -
Plus: Stockholders' Contributions	-	17,050	-	17,050
Less: Net Loss	-	-	(17,050)	(17,050)
Balance at December 31, 2018	**$ -**	**$ 17,050**	**$ (17,050)**	**$ -**
Plus: Stockholders' Contributions	-	52,666	-	52,666
Less: Net Loss	-	-	(52,666)	(52,666)
Balance at December 31, 2019	**$ -**	**$ 69,716**	**$ (69,716)**	**$ -**

See Independent Accountant's Review Report.

6

FP: truCrowd

genbio
EXPANDING POSSIBILITIES

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

GenBio, Inc.

Statements of Cash Flows

	December 31,	
	2019	2018
Operating activities		
Net Loss	$ (52,666)	$ (17,050)
Net cash used by operating activities	(52,666)	(17,050)
Investing activities		
Property and equipment	-	-
Net cash used in investing activities	-	-
Financing activities		
Proceeds from capital contribution	52,666	17,050
Net cash provided by financing activities	52,666	17,050
Net increase in cash and cash equivalents (note 1)	-	-
Cash and cash equivalents at beginning of year	-	-
Cash and cash equivalents at end of year	$ -	$ -

Supplemental disclosures of cash flow information:

Cash paid for interest	$ -	$ -
Cash paid for income taxes	-	-

See Independent Accountant's Review Report.

7

FP: truCrowd

genbio EXPANDING POSSIBILITIES

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,200**
Maximum Amount	**535,000**	**$1,070,000**	**$984,400**

GenBio, Inc.
Notes to Financial Statements
December 31, 2019

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

GenBio, Inc., (the Company) (GenBio), is an early-stage bio-technology Company that was formed in December 2018, in the State of Delaware. The financial statements of GenBio (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Aliso Viejo, California.

GenBio is researching a very rare natural extract with significant phyto-activity profiles and they are ready i) to identify the specific molecule(s) through isolation and fractionation; ii) and advance its discovery phase research program into next phase of preclinical trials; iii) and ring fence and protect the intellectual property. The Company aims to rapidly develop an entirely new class of molecules to provide potent anti-inflammatory activity without the gastrointestinal side effects of NSAIDs or the cardiovascular side effects of other inhibitors. The Company seeks to address these serious issues and limitations and be a world leader for a new class of inhibitor-based drugs globally.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions, such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission). A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: public health epidemics or outbreaks, recession, downturn or otherwise, government policies, competition from large companies entering the market, and product liability issues. These adverse conditions could affect the Company's financial condition and the results of its operations. Our patents may not be granted or our patents, trademarks, copyrights and other intellectual property could be unenforceable or ineffective.

During the next 12 months, the Company intends to largely operate with funding from founders, and its Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary.

See Independent Accountant's Review Report.

8

FP: truCrowd

genbio
EXPANDING POSSIBILITIES

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

GenBio, Inc.
Notes to Financial Statements (continued)
December 31, 2019

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

Research and Development

Research and development costs are expensed as incurred.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

See Independent Accountant's Review Report.

9

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**5,000**	**$10,000**	**$9,200**
Maximum Amount	**535,000**	**$1,070,000**	**$984,400**

GenBio, Inc.
Notes to Financial Statements (continued)
December 31, 2019

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using a double declining balance mid-year convention method over the estimated useful lives of the assets, which for furniture and fixtures, and most computer equipment ranges primarily from three to seven years. Repairs and maintenance performed on equipment or software are expensed as incurred.

Income Taxes

The Company files income tax returns for U.S. federal income tax purposes and in the state of California. The Company's net operating loss carryforwards that may be used to offset future federal taxable income has resulted in a tax benefit asset of $20,706, $5,064 of which will expire in 2039 and remaining in 2040. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date. All income tax returns filed by the Company are subject to examination by taxing authorities.

3. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote.

4. Commitments and Contingencies

As of the date of issuance of financials December 10, 2020, the company has no commitments or contingencies.

5. Subsequent Events

Management has evaluated subsequent events through December 10, 2020, the date on which the financial statements were available to be issued and determined that there have been no events that have occurred that would require adjustments to our disclosures in the reviewed financial statements except for the transaction described below.

On December 4, 2020, the company has decided to amend their articles of incorporation and increase their authorized shares from one million to eighty million.

See Independent Accountant's Review Report.

10

FP: truCrowd

genbio
EXPANDING POSSIBILITIES

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        (B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        (C) engaging in savings association or credit union activities? ☐ Yes ☑ No

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    (iii) bars such person from being associated with any entity or from participating in

FP: truCrowd

genbio
EXPANDING POSSIBILITIES

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules. Specifically - on November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year. If/when these changes take affect, we may amend our offering to the new limits.

FP: truCrowd

genbio
EXPANDING POSSIBILITIES

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**5,000**	**$10,000**	**$9,200**
Maximum Amount	**535,000**	**$1,070,000**	**$984,400**

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: www.genbioinc.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

Exhibit A: SAMPLE STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement ("Agreement") is entered into as of _____, by and between GenBio Inc ("Seller") and _____ ("Purchaser").
Purchaser and Seller may collectively be referred to as the "Parties."

WHEREAS, Seller is the record owner and holder of shares of the capital stock of GenBio Inc (the "Company"), a Delaware Corporation; and

WHEREAS, the Parties desire to enter into this Agreement pursuant to which Purchaser will purchase from Seller shares of capital stock of the Company.

NOW, THEREFORE, in consideration for the promises set forth in this Agreement, the Parties agree as follows:

1. **PURCHASE AND SALE:** Subject to the terms and conditions set forth in this Agreement, Purchaser hereby agrees to purchase from Seller, and Seller hereby agrees to sell, transfer and convey to the Purchaser _____ shares of GenBio Inc Common stock of the Company (the "Stock").

2. **PURCHASE PRICE:** The purchase price for each share of Stock shall be two dollars ($2.00) for an aggregate purchase price of _____ (the "Purchase Price"), to be paid to the Seller via escrow at the closing.

3. **CLOSING:** The closing contemplated by this Agreement for the transfer of the Stock and the payment of the Purchase Prices shall take place on _____(the "Closing"). The certificates representing the Stock shall be duly endorsed for transfer or accompanied by an appropriate stock transfer.

4. **REPRESENTATIONS AND WARRANTIES OF SELLER:** Seller hereby warrants and represents that:
    (a) **Restrictions on Stock.** The Seller is not a party to any agreements that create rights or obligations in the Stock relating to any third party including voting or stockholder agreements. The Seller is the lawful owner of the Stock, free and clear of any encumbrances, security interests or liens of any kind and has full power and authority to sell and transfer the Stock as contemplated in this Agreement.
    (b) **Organization and Standing.** To the Seller's knowledge, the Company is duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to own and operate its property and assets and to carry on its business as presently conducted.
    (c) **Capitalization and Voting Rights.** The authorized, issued and outstanding capital stock of the Company is as set forth in the Offering Statement to which this Agreement is attached, and all issued and outstanding shares of the Company are validly issued, fully paid and nonassessable.
    (d) **Authorization; Enforceability**. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company, its directors and stockholders necessary for the (a) authorization execution, delivery and performance of this Agreement by the Company; and (b) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms,

FP: truCrowd

genbio
EXPANDING POSSIBILITIES

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The Shares, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

(e) **Litigation.** The Company knows of no pending or threatened legal or governmental proceedings against the Company which could materially adversely affect the business, property, financial condition or operations of the Company or which materially and adversely questions the validity of this Agreement or any agreements related to the transactions contemplated hereby or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby.

5. **SUBSCRIPTION FOR STOCK, REPRESENTATIONS BY AND AGREEMENTS OF SUBSCRIBER:**

(a) Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such number of shares of Stock, or fractions thereof (the "Shares"), and the Company agrees to sell to the Subscriber such number of Shares, as is set forth on the signature page hereof, at a per share price equal to Two Dollars. The purchase price is payable via ACH intro the Reg CF Offering listed on us.truCrowd.com

(b) The Subscriber recognizes that the purchase of the Shares involves a high degree of risk including, but not limited to, the following: (a) the Company remains a development stage business with limited operating history and requires substantial funds; (b) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares; (c) the Subscriber may not be able to liquidate its investment; (d) transferability of the Shares (sometimes hereinafter referred to as the "Securities") is extremely limited because, among other things, there is currently no market for the Company's Securities and no market may ever develop; (e) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; and (f) the Company has not paid any dividends since its inception and does not anticipate paying any dividends.

(c) The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including investment in securities that are nonlisted, unregistered and/or not traded on a national securities exchange or on the National Association of Securities Dealers, Inc. (the "NASD") automated quotation system ("NASDAQ"), and Subscriber, Subscriber's attorney and/or accountant has read all of the documents, if any, furnished or made available by the Company to the Subscriber to evaluate the merits and risks of such an investment on the Subscriber's behalf and Subscriber is not relying on (i) the advice of the Company, any of its employees or directors or any of their respective representatives, agents or attorneys, (ii) any oral or written representations of the Company (other than as set forth herein), any of its employees or directors or any of their respective representatives, agents or attorneys or (iii) any information other than what subscriber has been given, if any; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

(d) The Subscriber hereby acknowledges receipt and careful review of this Agreement and hereby represents that the Subscriber has been furnished ample opportunity to request information regarding the Company and any additional information that the Subscriber desired to know,

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.

(e) To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the Shares hereunder. The Subscriber disclaims reliance on any statements made or information provided by any person or entity in the course of Subscriber's consideration of an investment in the Shares. The Subscriber hereby expressly acknowledges that the purchase of the Shares is made of the Subscriber's own free accord.

(f) The Subscriber understands that the Securities have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

(g) The Subscriber understands that the Securities comprising the Shares have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, further represents that it was not formed for the purpose of purchasing the Securities. The Subscriber acknowledges that the Company is relying upon the Subscriber's representations in this Agreement in connection with the sale of the Shares hereunder.

(h) The Subscriber understands that there is no public market for the Shares and that no market may develop for any of such Securities. The Subscriber understands that even if a public market develops for such Securities, Rule 144 ("Rule 144") promulgated under the Securities Act requires for nonaffiliates, among other conditions, a oneyear holding period prior to the resale (in limited amounts) of securities acquired in a nonpublic offering without having to satisfy the registration requirements under the Securities Act. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register any of the Shares under the Securities Act or any state securities or "blue sky" laws.

(i) The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities that such Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Securities. The legend to be placed on each certificate shall be in form substantially similar to the following:

> THESE SHARES HAVE BEEN ISSUED UNDER AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND HAVE NOT BEEN REGISTERED. THESE SHARES CANNOT BE TRANSFERRED UNTIL REGISTERED UNLESS A SEPARATE EXEMPTION FROM REGISTRATION APPLIES TO SUCH TRANSFER.

(j) The Subscriber understands the Company will review this Agreement and the Company's representatives are hereby given authority by the Subscriber to call Subscriber's bank or place of employment or otherwise review the financial standing of the Subscriber; and it is further agreed the Company, in its sole and absolute discretion, reserves the unrestricted right, without further documentation or agreement on the part of the Subscriber, to reject or limit any subscription, to accept subscriptions for fractional Shares.

FP: truCrowd

genbio
EXPANDING POSSIBILITIES

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	**5,000**	**$10,000**	**$9,200**
Maximum Amount	**535,000**	**$1,070,000**	**$984,400**

(k)   The Subscriber acknowledges that at such time, if ever, as the Securities are registered, sales of the Securities will be subject to state securities laws.

(l)   In connection with any public offering of the Company's Securities, the Subscriber hereby agrees to be subject to a lockup for a period of one hundred eighty (180) days or such longer period following such public offering as and if required by the underwriter or underwriters of such public offering (the "LockUp Period") provided, however, that notwithstanding the foregoing, the Subscriber shall not be subject to the LockUp Period unless all of the Company's directors, officers and shareholders owning five percent (5%) or more of the Company's fully diluted voting stock are subject to the same LockUp Period. The foregoing lockups shall be applicable regardless of whether the Securities are then registered for resale under the Securities Act. This Section 1.17 shall be binding upon any transferee of the Securities.

> i.   In order to enforce the foregoing covenant, the Company may impose stoptransfer instructions with respect to any shares of Stock or securities exchangeable, convertible or exercisable for shares of Stock of each Subscriber or its transferee (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

(m) The Subscriber agrees not to issue any public statement with respect to the Subscriber's investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company's prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

(n)   The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law; provided, that the Company may use the name (but not the address) of the Subscriber in any registration statement in which the Subscriber's Shares are included.

(o)   The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Subscriber hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.

(p)   Without in any way limiting the representations and warranties herein, the Subscriber further agrees that the Subscriber shall in no event pledge, hypothecate, sell, transfer, assign, or otherwise dispose of any Shares, nor shall the Subscriber receive any consideration for Shares from any person, unless and until prior to any proposed pledge, hypothecation, sale, transfer, assignment or other disposition.

(q)   The Subscriber agrees to save, indemnify, hold harmless and defend (with counsel acceptable to the Company), the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors from and against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Securities by the Subscriber in violation of the Securities Act or any applicable state securities or "blue sky" laws; or (b) any false representation or warranty or any breach or failure by the Subscriber to comply with any covenant made by the Subscriber in this Agreement (including the Confidential Investor Questionnaire contained in Article IV herein) or any other document furnished by the Subscriber to any of the foregoing in connection with this transaction; or (c) any action, suit or proceeding based on clauses (a) or (b) of this paragraph.

FP: truCrowd

genbio™
EXPANDING POSSIBILITIES

GenBio Inc
23411 Summerfield #22C Aliso Viejo
CA,92656 USA
+1 (949) 705-8021

OFFERING STATEMENT

5,000 Shares of Common Stock at $2.00 Per Share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	5,000	$10,000	$9,200
Maximum Amount	535,000	$1,070,000	$984,400

6. **SEVERABILITY:** If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

7. **BINDING EFFECT:** The covenants and conditions contained in this Agreement shall apply to and bind the parties and the heirs, legal representatives, successors and permitted assigns of the Parties.

8. **BROKER'S FEES:** The Parties represent that there has been no act in connection with the transactions contemplated in this Agreement that would give rise to a valid claim against either party for a broker's fee, finder's fee or other similar payment.

9. **ENTIRE AGREEMENT:** This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement. This Agreement may be modified in writing and must be signed by both the Seller and Purchaser.

10. **GOVERNING LAW:** This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware

11. **NOTICE:** Any notice required or otherwise given pursuant to this Agreement shall be emailed:

      (a) If to Purchaser:
      Name _____
      Email _____

      (b) If to Seller:
      Name Giles Tilley
      Email: gtil9582@bigpond.net.au

12. **WAIVER:** The failure of either party to enforce any provisions of this Agreement shall not be deemed a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written.

PURCHASER: **SELLER:**

_____   _____

_____   _____
(Name)   Giles Tilley

_____   _____
(Position)   Director